Exhibit

Exhibit Description

99.1	Announcement on 2014/10/28: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2014/10/29: Important Resolutions from 12th term 21th Board Meeting

99.3	Announcement on 2014/10/29: UMC announced its unconsolidated operating results for the third quarter of 2014

99.4	Announcement on 2014/11/05: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2014/11/11: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2014/11/12: UMC will attend investor conferences on 2014/11/18

99.7	Announcement on 2014/11/20: To announce related materials on disposal of common shares of Montage Technology Group Limited on behalf of TLC Capital Co., Ltd.

99.8	Announcement on 2014/11/20: To announce related materials on disposal of common shares of Montage Technology Group Limited on behalf of UMC Capital Corporation

99.9	Announcement on 2014/11/25: To announce related materials on acquisition of facilities

99.10	Announcement on 2014/11/10: October Revenue

99.11	Announcement on 2014/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/10/27~2014/10/28
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $831,658,050 NTD; total transaction price: $831,658,050 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

Important Resolutions from 12th term 21th Board Meeting

1. Date of occurrence of the event: 2014/10/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)	Approved 3Q 2014 Financial Statement.

The Company’s consolidated revenue for the third quarter of 2014 was NT$NT$35.21 billion and net income attributable to the stockholders of the parent was NT$2.92 billion, with EPS of NT$0.23.

(2)Approved this round’s capital budget execution of NTD 3,594 million towards capacity deployment.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.3

UMC announced its unconsolidated operating results for the third quarter of 2014

1. Date of occurrence of the event: 2014/10/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

UMC Reports Third Quarter 2014 Results

Global expansion to ensure long term growth; significant 28nm ramp in 4Q

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2014.

Revenue was NT$35.21 billion, with gross margin at 21.5% and operating margin at 4.8%. Net income attributable to the stockholders of the parent was NT$2.92 billion, with earnings per ordinary share of NT$0.23.

Mr. Po-Wen Yen, CEO of UMC, said “In the third quarter, our foundry revenue grew 2.9% sequentially to NT$33.51 billion. Foundry operating margin was 8.8%. Overall capacity utilization reached 93%, led by increasing demand from communication products such as handsets and tablet devices, bringing wafer shipments to 1.462 million 8-inch equivalent wafers. Moreover, 24% of our revenue came from 40nm, while 28nm contribution rose from 1% to 3% quarter-over-quarter, demonstrating the sustained traction of UMC’s leading edge geometries. Our 28nm yield progress for poly-SiON & gate-last, High-K Metal Gate products has continued to improve, which will drive significant production ramp during the fourth quarter. This progress will help attract multiple waves of new customers and products to strengthen UMC’s 28nm growth and further diversify our customer base in advanced nodes.”

CEO Yen continued, “UMC has collaborated with Asian regional partners for capacity deployment plans with the intention to expand our operating scale, strengthen efficiency and capture additional market share. This cooperative model will establish regional manufacturing centers that will build economy of scale to increase productivity and serve local markets, while helping UMC’s global customers mitigate geographical risks in the supply chain.

UMC’s recent announcement with Fujitsu Semiconductor and our joint venture in Xiamen illustrates these collaborative efforts. Our foundry alliance with Fujitsu includes a 40nm licensing agreement which will enable UMC to better serve the Japanese local market, including automotive, industrial, consumer electronics, and other related sectors. Recently, we also announced an investment venture with Xiamen Municipal People’s Government and FuJian Electronics & Information Group to establish a 12” fab in China for 40nm and 55nm foundry services, subject to approval by Taiwan government authorities. Meanwhile, UMC’s dedicated engineering team continues to work on 10nm and 14nm advanced technologies in our Taiwan headquarters to ensure the company’s next stage of growth. Our differentiated approach via global expansion, combined with the leadership in advanced manufacturing technologies, will serve as the engine that drives UMC’s growth to enhance corporate profitability and provide long-term returns for our shareholders.”

Fourth Quarter of 2014 Outlook & Guidance :

Foundry Segment Wafer Shipment: To decrease by approximately 3%

Foundry Segment ASP in US$: To increase by approximately 1%

Foundry Segment Profitability: Gross margin will be in the mid-20 percentage range

Foundry Segment Capacity Utilization: Approximately 90%

Expect to recognize approximately US$50mn from Fujitsu for 40nm licensing fee

Guidance to New Business Segment: Revenue to be approximately NT$2.5bn and net loss attributable to UMC parent company to be approximately NT$400mn

8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2013/11/07~2014/11/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $502,730,281 NTD; total transaction price: $502,730,281 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EDWARDS LTD; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/10/20~2014/11/11
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: a batch; average unit price: $534,132,160 NTD; total transaction price: $534,132,160 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2014/11/18

1. Date of the investor conference: 2014/11/18
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Corporate Day 2014 “, held by Nomura.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2014/10/29.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.7

To announce related materials on disposal of common shares of Montage Technology Group Limited on behalf of TLC Capital Co., Ltd.

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of Montage Technology Group Limited

2. Date of occurrence of the event: 2014/11/20
3. Volume, unit price, and total monetary amount of the transaction: volume: 672,429 shares; unit price: USD 22.60; total amount: USD 15,196,895.4
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Montage Technology Global Holdings Ltd.(a company funded by Shanghai Pudong Science and Technology Investment Co., Ltd. and China Electronics Holdings Limited); none
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N.A.
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N.A.
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N.A.
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NTD 284,842,204
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: terms of payment: 100% after closing; restrictive covernants: none
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: according to the merger agreement signed by Montage Technology Group Limited and Shanghai Pudong Science and Technology Investment Co., Ltd.; decision-making department: The Chairman & President Office
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 0 unit; amount: USD 0; shareholding percentage: 0%; status of any restriction of rights: none
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 1.85%; ratio of shareholder’s equity: 2.62%; the operational capital as shown in the most recent financial statement: NTD 46,358,406,000
13. Broker and broker’s fee: none
14. Concrete purpose or use of the acquisition or disposition: investment gain
15. Net worth per share of company underlying securities acquired or disposed of: USD 0.66
16. Do the directors have any objection to the present transaction?: no
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no
18. Any other matters that need to be specified:

Montage Technology Group Limited filed to SEC the consummation of the merger on 2014/11/19 EST, but the merger proceeds has not been distributed yet.

Exhibit 99.8

To announce related materials on disposal of common shares of Montage Technology Group Limited on behalf of UMC Capital Corporation

2.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of Montage Technology Group Limited

2. Date of occurrence of the event: 2014/11/20
3. Volume, unit price, and total monetary amount of the transaction: volume: 650,000 shares; unit price: USD 22.60; total amount: USD 14,690,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Montage Technology Global Holdings Ltd.(a company funded by Shanghai Pudong Science and Technology Investment Co., Ltd. and China Electronics Holdings Limited); none
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N.A.
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N.A.
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N.A.
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): USD 7,640,000
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: terms of payment: 100% after closing; restrictive covernants: none
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: according to the merger agreement signed by Montage Technology Group Limited and Shanghai Pudong Science and Technology Investment Co., Ltd.; decision-making department: The Chairman & President Office
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 0 unit; amount: USD 0; shareholding percentage: 0%; status of any restriction of rights: none
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 1.13%; ratio of shareholder’s equity: 1.60%; the operational capital as shown in the most recent financial statement: NTD 46,358,406,000
13. Broker and broker’s fee: none
14. Concrete purpose or use of the acquisition or disposition: investment gain
15. Net worth per share of company underlying securities acquired or disposed of: USD 0.66
16. Do the directors have any objection to the present transaction?: no
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no
18. Any other matters that need to be specified:

Montage Technology Group Limited filed to SEC the consummation of the merger on 2014/11/19 EST, but the merger proceeds has not been distributed yet.

Exhibit 99.9

To announce related materials on acquisition of facilities

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities
2. Date of the occurrence of the event: 2013/11/29~2014/11/25
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: a batch; average unit price: $529,673,650 NTD; total transaction price: $ 529,673,650 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SHIFUH ENTERPRISE CO.,LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For operation
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.10

United Microelectronics Corporation
November 10, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
October	Net sales	13,495,698	10,467,850	3,027,848	28.93%
Year-to-Date	Net sales	116,272,484	103,560,742	12,711,742	12.27%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,509,098
Note: On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.11

United Microelectronics Corporation
For the month of October, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of	Number of shares as
Title	Name	September 30, 2014	of October 31, 2014	Changes
Vice President	H B Lu	380,425	480,425	100,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares		Number of shares
		pledged as of		pledged as of
Title	Name	September 30, 2014		October 31, 2014	Changes
—	—	—	—	—